UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Farm.One, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 8, 2015

Physical address of issuer
15 William Street, Apt 14B, New York, NY 10005

Website of issuer
http://farm.one

Current number of employees
12

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$207,222.66	$125,482.00
Cash & Cash Equivalents	$19,910.21	$47,489.00
Accounts Receivable	$31,484.72	$3,208.00
Short-term Debt	$23,401.49	$0.00
Long-term Debt	$347,676.20	$115,028.00
Revenues/Sales	$173,045.00	$5,293.00
Cost of Goods Sold	-$113,189.00	-$24,188.00
Taxes Paid	$0.00	$0.00
Net Income	-$301,536.00	-$142,657.00


April 30, 2018

FORM C-AR

Farm.One, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Farm.One, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

The date of this Form C-AR is April 30, 2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Farm.One, Inc. (the "Company" or "Farm.One") is a Delaware Corporation, formed on December 8, 2015.

The Company is located at 15 William Street, Apt 14B, New York, NY 10005.

The Company's website is http://farm.one.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company designs, builds, and operates urban hydroponic farms growing specialty produce for chefs and consumers. The Company currently operates 2 such farms in Manhattan, NY, and plans to build additional farms in other US cities or other countries on the same model. The farms are centrally located, use LED lighting to grow year-round, use no pesticides in growing, and grow a large variety of specialty products. Subsequent Farm.One farms in other cities will use the same operating process, consumables, software and hardware as the Manhattan farms, managed centrally, creating potential economies of scale.

RISK FACTORS

Risks Related to the Company's Business and Industry

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. While our company generates revenue, future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. There is no

guarantee that we will be able to raise additional capital, whether through a debt or equity financing, on favorable terms or at all. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials used in our growing process.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Dana Mitchell, and Robert Laing who are Head of Operations, and CEO of the Company. The Company has or intends to enter into employment agreements with Dana Mitchell, and Robert Laing although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Dana Mitchell and Robert Laing or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Dana Mitchell and Robert Laing in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Dana Mitchell, and Robert Laing die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are

reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
The Company designs, builds, and operates urban hydroponic farms growing specialty produce for chefs and consumers. The Company currently operates 2 such farm in Manhattan, NY, and plans to build additional farms in other US cities or other countries on the same model. The farms are centrally located, use LED lighting to grow year-round, use no pesticides in growing, and grow a large variety of specialty products. Subsequent Farm.One farms in other cities will use the same operating process, consumables, software and hardware as the Manhattan farms, managed centrally, creating potential economies of scale.

Business Plan

Our business plan remains to build and operate small urban 'vertical' farms growing a wide range of specialty produce for chefs in the same city. Our focus is on continuing to develop technology to enable these kinds of farms, on improving our process for efficiency, and on building our brand to increase awareness. Before the end of 2018, we hope to identify our next farm site, either in New York or another suitable city. This farm may be financed with a mixture of our company's cash, new investment for equity, and debt financing. This farm is expected to be launched by the Spring of 2019, and will serve as the model for future additional farms, with New York as the central HQ. Future strategic opportunities: Beyond building additional farms on our existing high-end model, we have several options to give ourselves access to broader markets. As our CapEx per square foot goes down, and efficiency increases, we can choose to grow more mainstream crop ranges in slightly larger farms. We can leverage our premium brand to create food and beverage products. We can build farms in partnerships with specific brands, such as hotel groups. The hardware and software technology that we build can also be commercialized. The key is for us to create these long-term options by, in the short- to medium-term, building high-quality farms that are profitable using defensible technology. Final exit: Our focus is on building a strong, profitable company rather than focusing on an immediate exit. However the kind of acquirers who may be interested in purchasing an innovative urban agriculture company like Farm.One may be in the following industry areas: Premium Grocery (e.g. Whole Foods/Amazon/Dean&Deluca etc); General Agriculture (e.g. Cargill, Monsanto); General Food & Beverage, Logistics, Restaurant & Hotel Groups. As other technology companies also explore 'future of food' themes, there are also other, large, potential acquirers in tech that do not fit into traditional definitions of an ag-focused company. By building a company that generates cash while creating a defensible market position for ourselves, we hope to have many options for exit if we choose.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Specialty Produce	A range of over 500 different herbs, edible flowers and microgreens	High-end restaurants in the New York area (around 500 potential customers)
Tours & Classes	Evening and weekend tours of the farm space, including tasting. Classes teaching attendees hydroponics.	Tourists and NYC locals

We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers. The company's revenue comes from direct sales to chefs of high-end restaurants. Farms are located in city centers close to chef customers. Product is harvested and delivered directly via bike or subway to the restaurant. A typical customer will order $100-$700 per week of product, and place recurring orders. The company also gains revenue from events, tours of the space, and classes teaching hydroponics.

Competition
Currently, our chief competitors are local farmers and so-called specialty chefs' farms.

Other vertical farming companies exist, focused on mass-market leafy greens and supermarket herbs. We expect more competition to develop in the future.

Supply Chain and Customer Base
Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. Occasionally specific seeds are unavailable due to seasonal issues or problems at a specific supplier. We have successfully secured the materials necessary to meet our requirements where there have been short-term imbalances between supply and demand, but generally at higher prices than those historically paid.

The Company sells to high-end restaurants in cities. A typical customer will order $100-$700 per week of product, and place recurring orders. The company also gains revenue from events, tours of the space, and classes teaching hydroponics.

Intellectual Property
The Company does not have any registered intellectual property.

Governmental/Regulatory Approval and Compliance
Whereas there are no specific state or federal regulations governing urban or vertical farms, we believe that we are compliant with all material laws governing farming and food production. While we conduct no food processing, our farm facility, equipment and processes are held to the same or higher standards than a restaurant or other food processing facility.

Litigation
We are not aware of any litigation filed or threatened against the Company.

Other
The Company's principal address is 15 William Street, Apt 14B, New York, NY 10005

The Company has the following additional addresses: 77 Worth Street, Floor 1, New York, NY 10013 and 225 Liberty Street, New York, NY 10281

The Company conducts business in New York.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Robert Laing

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, December 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Oversees all activities in the company as its most senior employee

Education
Bachelor of Arts: University of the Arts, London (2003)

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Dana Mitchell

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Head of Operations: July 2017-

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Overseeing farm production

Education
Institute of Culinary Education Culinary Arts & Management, Culinary Arts/Chef Training, 2016 - 2017 Georgetown University - The McDonough School of Business Bachelor of Science in Business Administration (B.S.B.A.), International Business and Management, 2011 - 2015

Name
Robert Laing

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, December 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Oversees all activities in the company as its most senior employee

Education
Bachelor of Arts: University of the Arts, London (2003)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 18 employees in New York, and one consultant. 10 of these are hourly staff directly involved in farming and delivery operations.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	5,023,614
Voting Rights	Each share of common stock is entitled to one vote for the election of directors and other matters upon which the stockholders of the Company are entitled to vote.
Anti-Dilution Rights	No anti-dilution, put or call rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Convertible Notes
Amount outstanding	44,263
Voting Rights	The Convertible Notes differ from the common stock as follows: Owners of the common stock have the right to vote, while owners of Convertible Notes do not. If the Company is sold, owners of Convertible Notes have the right to be paid before owners of the common stock. If the value of the Company grows to more than $7,000,000, owners of the Convertible Notes will, in effect, have purchased their Convertible Notes at a discount.
Anti-Dilution Rights	No anti-dilution, put or call rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Other securities issued by the Company could affect the Convertible Notes, as follows: The Company could issue securities in the future that have a preferred right to payment, i.e., the owners of those securities would have the right to be paid before the owners of the Convertible Notes. The Company could issue securities in the future that have a higher discount rate for converting into equity securities, or a lower maximum value for the Company. If your Convertible Note is converted into equity securities, you could find yourself "diluted" by a later issue of securities, as described in the Risks of Investing section.

Type of security	SAFE (Simple Agreement for Future Equity) issued April 2017
Amount outstanding	432,151
Voting Rights	Owners of SAFEs have no voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	If the Company raises capital through the sale of preferred stock at a fixed valuation, then each outstanding SAFE will convert automatically into shares of the preferred stock. The number of shares of preferred stock will depend on the implied valuation of the entire Company. If the implied valuation is no

	greater than $3 million, then the number of shares of preferred stock will be calculated at the same price paid by the new investors, minus a 20% discount. If the implied valuation is greater than $3 million, then the number of shares of preferred stock will be calculated on the basis of a $3 million total valuation.

As of December 31, 2017, we issued the following securities pursuant to Regulation Crowdfunding (1):

Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
$22,556.90	Working Capital	November 2017	Regulation CF

(1) The Company's securities offering under Regulation Crowdfunding is still ongoing on a registered funding portal. From December 31, 2017 to April 23, 2017, the Company conducted subsequent closings raising an additional $301,962.73. As of the date hereof, we have an additional $148,169 of subscriptions pending final closing on April 30, 2018. All funds are held with a third-party escrow agent subject to closing. All subscribers have the right to terminate their subscription any time before 48 hours of the closing date. Final closing is subject to certain regulatory compliance reviews and the Company accepting the subscriptions. Accordingly, the final amount of securities that we will issue may be for an amount greater or lesser than the current subscriptions.

In 2016, the Company utilized space owned by its founder for business purposes, and paid $4,100 per month for such space for six months of 2016, providing total payments of $24,600.
A relative of the Company's founder loaned the Company a total of $145,000 during 2016 and 2017 under an informal arrangement. The loan is considered payable on demand, but is classified as a long-term liability as it will be outstanding for at least one year, and bears no interest. The terms may be retroactively revised at a future date.

Ownership
Robert Laing, 75.24% ownership, Common Stock Option Pool: 12.04% SAFEs (Expected Conversion to Equity): 8.30% Crowdfunding, end April 2018 (Convertible Note): 4.43%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Robert Laing	75.24%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$27,598.00	-$177,966.00	$0.00

Operations
The Company intends to reach profitability of operations in the next 12 months by: Improving efficiency of farming operations; Increasing chef sales revenue to full farm capacity by bringing on new customers and increasing average basket size; Increasing our revenue from events, tours and classes by building relationships with partners and expanding our marketing efforts. Please review the section entitled "Risk Factors" above.

Liquidity and Capital Resources
In November 2017 the Company started an offering pursuant to Regulation CF, which is expected to provide around $400,000 of capital overall. $324,000 of this funding has already been received by the company, with the remainder expected to be received in May 2018. The company had over $170,000 of sales revenue in 2017. The Company does not currently have any additional sources of outside capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the near future. However, the Company may have opportunities to build additional farms, for which the Company may raise additional capital, and/or use a combination of cash on hand plus financing.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal

equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

In 2016, the Company utilized space owned by its founder for business purposes, and paid $4,100 per month for such space for six months of 2016, providing total payments of $24,600. A relative of the Company's founder loaned the Company a total of $145,000 during 2016 and 2017 under an informal arrangement. The loan is considered payable on demand, but is classified as a long-term liability as it will be outstanding for at least one year, and bears no interest. The terms may be retroactively revised at a future date.

The Company has complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Robert Laing
(Signature)

Robert Laing
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Robert Laing
(Signature)

Robert Laing
(Name)

CEO
(Title)

April 30, 2018
(Date)

EXHIBITS
Exhibit A   Financial Statements

I, Robert Laing, the President & CEO of Farm.One, Inc., hereby certify that the financial statements of Farm.One, Inc. and notes thereto for the periods ending December 2017 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2018.

_____ (Signature) _____CEO_____ (Title) _____April 30, 2018_ (Date)

Income Statement


Farm.One, Inc.
1 January 2017 to 31 December 2017
Cash Basis


	31 Dec 17
Revenue	
Chef Sales	82,409
Classes & Tours	85,287
Customer Refund	(8)
Shopify Refunds	(171)
Shopify Sales	5,529
Total Revenue	**173,045**
Less Cost of Sales	
Farm Consumables	17,243
Hourly Labor	89,306
Merchant Fees	49
Packaging	5,014
Paypal Fees	271
Shopify Fees	140
Stripe Fees	1,165
Total Cost of Sales	**113,189**
Gross Profit	**59,856**
Operating Expenses	
Interest Expense	1,374
Farming Expenses	
Facility & Utilities Expense	1,737
Research & Development Expense	544
Total Farming Expenses	**2,281**
Operating Expenses	
Bank & Atm Fee Expense	1,782
Business License & Fees	332
Computer Equipment Expense	566
Farm Expense	54,653
Insurance	7,186
Office Expense	2,680
Office Kitchen Expense	12,539
Payroll Tax Expense	23,020
Postage & Delivery	3,393
Recruiting & HR Expense	815
Rent Tribeca	4,978
Repairs & Maintenance	30,228

Income Statement

	31 Dec 17
Software & Web Hosting Expense	10,992
Telephone & Internet	1,971
Uniforms Expense	191
Wages & Salaries	133,364
Total Operating Expenses	**288,690**
Outside Expenses	
Accounting Expense	7,513
Advertising	26,394
Dues & Subscriptions	1,636
Independent Contractor Expense	18,737
Legal Expense	10,180
Meals & Entertainment	3,869
Payroll Processing Fees	1,196
Professional Service Expense	185
Training & Education Expense	(720)
Travel	6,870
Website Development	489
Total Outside Expenses	**76,349**
Total Operating Expenses	**368,694**
Operating Income / (Loss)	**(308,838)**
Other Income and Expense	
Crowdfunding Fees	(360)
Event/Display Expense	(676)
Gifts	(47)
Other Income	8,384
Total Other Income and Expense	**7,301**
Net Income / (Loss) before Tax	**(301,536)**
Net Income	**(301,536)**
Total Comprehensive Income	**(301,536)**

Balance Sheet

Farm.One, Inc.
As of December 31, 2017

	DEC 31, 2017
Assets	
Current Assets	
Cash and Cash Equivalents	
Chase Bus Chcking - 8006	19,331.45
Paypal	578.76
Total Cash and Cash Equivalents	**19,910.21**
Accounts Receivable	31,484.72
Total Current Assets	**51,394.93**
Fixed Assets	
Accumulated Depreciation: Leasehold Improvements	(35,290.00)
Computer & Office Equipment	63,779.72
Farm Equipment	56,478.01
Leasehold Improvements	70,000.00
Less-Accumulated Depreciation: Equipment	(17,344.00)
Total Fixed Assets	**137,623.73**
Long Term Assets	
Security Deposit | Rent/Lease	18,204.00
Total Long Term Assets	**18,204.00**
Total Assets	**207,222.66**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	1,191.52
Chase Business CC - 0996	22,244.34
Convertible Note - Andrew Laing	194,610.30
Convertible Note - C Fraise	10,000.00
Convertible Note - Elizabeth Daoust	30,000.00
Convertible Note - Irene Laing	90,500.00
Employee Reimbursement	(574.92)
Sales Tax	549.55
Total Current Liabilities	**348,520.79**
Long Term Liabilities	
Convertible Note: StartEngine	22,556.90
Total Long Term Liabilities	**22,556.90**
Total Liabilities	**371,077.69**

	DEC 31, 2017
Equity	
Chok Leang - Investment	20,000.00
Common Stock	118.66
Current Year Earnings	(255,007.97)
Felix & Uiko Miller - Investment	35,000.00
John Cassidy - Investment	20,000.00
Owner's Capital: Owner's Draw	(9,160.00)
Owner's Capital: Owner's Investment	60,351.86
Retained Earnings	(185,399.58)
Shared Capital	150,242.00
Total Equity	**(163,855.03)**
Total Liabilities and Equity	**207,222.66**

Cash Summary


Farm.One, Inc.
For the 12 months ended 31 December 2017
Excluding Sales Tax


	Dec 2017
Income	
Chef Sales	82,409
Classes & Tours	85,287
Customer Refund	(8)
Other Income	8,384
Shopify Refunds	(171)
Shopify Sales	5,529
Total Income	**181,429**
Less Operating Expenses	
Accounting Expense	7,513
Advertising	26,394
Bank & Atm Fee Expense	1,782
Business License & Fees	332
Computer Equipment Expense	566
Crowdfunding Fees	360
Dues & Subscriptions	1,636
Event/Display Expense	676
Facility & Utilities Expense	1,737
Farm Consumables	17,243
Farm Expense	54,653
Gifts	47
Hourly Labor	89,306
Independent Contractor Expense	18,737
Insurance	7,186
Interest Expense	1,374
Legal Expense	10,180
Meals & Entertainment	3,869
Merchant Fees	49
Office Expense	2,680
Office Kitchen Expense	12,539
Packaging	5,014
Paypal Fees	271
Payroll Processing Fees	1,196
Payroll Tax Expense	23,020
Postage & Delivery	3,393
Professional Service Expense	185
Recruiting & HR Expense	815
Rent Tribeca	4,978

Cash Summary

	Dec 2017
Repairs & Maintenance	30,228
Research & Development Expense	544
Shopify Fees	140
Software & Web Hosting Expense	10,992
Stripe Fees	1,165
Telephone & Internet	1,971
Training & Education Expense	(720)
Travel	6,870
Uniforms Expense	191
Wages & Salaries	133,364
Website Development	489
Total Operating Expenses	**482,966**
Operating Surplus (Deficit)	**(301,536)**
Plus Non Operating Movements	
Accounts Receivable	121
Income Tax Receivable	925
Convertible Note - Andrew Laing	79,582
Convertible Note - C Fraise	10,000
Convertible Note - Elizabeth Daoust	30,000
Convertible Note - Irene Laing	90,500
Suspense	(24)
Computer & Office Equipment	(53,701)
Farm Equipment	(52,661)
Convertible Note: StartEngine	22,557
Payroll Deductions	-
Total Non Operating Movements	**127,299**
Plus Movements in Equity	
Chok Leang - Investment	20,000
Common Stock	19
Felix & Uiko Miller - Investment	35,000
John Cassidy - Investment	20,000
Owner's Capital: Owner's Draw	(9,160)
Owner's Capital: Owner's Investment	60,352
Retained Earnings	329
Total Movements in Equity	**126,540**
Sales Tax Movements	
Sales Tax Inputs	-
Sales Tax Outputs	550
Net Sales Tax Movements	**550**
Net Cash Movement	**(47,148)**

Summary

Cash Summary

	Dec 2017
Opening Balance	44,814
Plus Net Cash Movement	(47,148)
Closing Balance	(2,334)

Farm.One, Inc.

A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016 and 2015

Farm.One, Inc.

TABLE OF CONTENTS



To the Board of Directors of
Farm.One, Inc.
New York, NY

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Farm.One, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2016 and for the period from December 8, 2015 (inception) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
February 5, 2018

FARM.ONE, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

		2016		2015
ASSETS				
Current Assets:				
Cash and cash equivalents	$	47,489	$	39
Accounts receivable		3,208		-
Inventory		18,143		-
Total Current Assets		68,840		39
Non-Current Assets:				
Property and equipment, net		56,642		-
Total Non-Current Assets		56,642		-
TOTAL ASSETS	$	125,482	$	39
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities:				
Current Liabilities:				
Accounts payable	$	20,948	$	-
Accrued expenses		25		-
Total Current Liabilities		20,973		-
Non-Current Liabilities:				
Related party loan		115,028		-
Total Non-Current Liabilities		115,028		-
Total Liabilities		136,001		-
Stockholder's Equity:				
Common stock, $0.00001 par value, 10,000,000 shares authorized, 3,920,000 shares issued, outstanding, and vested, each as of December 31, 2016 and 2015.		39		39
Additional paid-in capital		132,099		-
Accumulated deficit		(142,657)		-
Total Stockholder's Equity		(10,519)		39
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	125,482	$	39

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

FARM.ONE, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2016 and for the period from December 8, 2015
(inception) to December 31, 2015

	2016	2015
Sales, net	$ 5,293	$ -
Cost of goods sold	(24,188)	-
Gross Profit/(Loss)	(18,895)	-
Operating Expenses:		
General and administrative	79,071	-
Sales and marketing	10,543	-
Depreciation expense	3,073	-
Research and development	31,775	-
Total Operating Expenses	124,462	-
Loss from Operations	(143,357)	-
Other Income	700	
Income Before Income Tax	(142,657)	-
Provision for (Benefit from) Income Tax	-	-
Net Loss	$ (142,657)	$ -

FARM.ONE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (UNAUDITED)
For the year ended December 31, 2016 and for the period from December 8, 2015 (inception) to December 31, 2015

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Amount			
Balance at December 8, 2015 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock	3,920,000	39	-	-	39
Net loss	-	-	-	-	-
Balance at December 31, 2015	3,920,000	39	-	-	39
Capital contributions	-	-	132,099	-	132,099
Net loss	-	-	-	(142,657)	(142,657)
Balance at December 31, 2016	3,920,000	$ 39	$ 132,099	$ (142,657)	$ (10,519)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

FARM.ONE, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2016 and for the period from December 8, 2015 (inception) to December 31, 2015

	2016	2015
Cash Flows from Operating Activities		
Net Loss	$ (142,657)	$ -
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	3,670	-
Changes in operating assets and liabilities:		
Change in receivables	(3,208)	-
Change in inventory	(18,143)	-
Change in accounts payable and accrued liabilities	20,973	-
Net Cash Used in Operating Activities	(139,365)	-
Cash Flows from Investing Activities		
Purchases of property and equipment	(60,312)	-
Net Cash Used in Investing Activities	(60,312)	-
Cash Flows from Financing Activities		
Proceeds from related party loan	115,028	-
Capital contributions	132,099	
Issuance of common stock to founders	-	39
Net Cash Provided by Financing Activities	247,127	39
Net Change In Cash	47,450	39
Cash at Beginning of Period	39	-
Cash at End of Period	$ 47,489	$ 39
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for income tax	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

FARM.ONE, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the periods then ended

NOTE 1: NATURE OF OPERATIONS

Farm.One, Inc. (the "Company"), is a corporation organized December 8, 2015 under the laws of Delaware. The Company grows rare produce in farms in central city locations, selling predominantly to chefs.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016 and 2015, the Company's cash balances did not exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of December 31, 2016 or 2015.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $18,143 and $0 as of December 31, 2016 and 2015, respectively, consisted of plants and related overhead. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

FARM.ONE, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the periods then ended

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which range from 3-10 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable, and writes the assets down as necessary. Depreciation charges on property and equipment totaled $3,670 and $0 for the periods ended December 31, 2016 and 2015, respectively. The Company's property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Computer & office equipment	$ 14,351	$ -
Farm Equipment	10,961	-
Leasehold improvements	35,000	-
Property and equipment, at cost	$ 60,312	$ -
Less: accumulated depreciation	(3,670)	-
Property and equipment, net	$ 56,642	$ -

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

FARM.ONE, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the periods then ended

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Cost of goods sold includes product costs, consumables, packaging, labor, and overhead allocations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $31,775 and $0 for the periods ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $177,966 and $0 as of December 31, 2016 and 2015, respectively. The Company pays Federal and New York income taxes, and has used an effective blended rate of 38.3% to derive net tax assets of $47,917 and $0 as of December 31, 2016 and 2015, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences from tax basis to GAAP basis depreciation methods and other tax to GAAP differences.

FARM.ONE, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the periods then ended

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated significant revenues or profits, has sustained net losses of $142,657 and $0 during the periods ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $142,657 as of December 31, 2016, and has limited available liquid assets as of December 31, 2016 with just $47,489 of cash available.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities

NOTE 4: STOCKHOLDER'S EQUITY

The Company has authorized 10,000,000 shares of $0.00001 par value common stock. As of each December 31, 2016 and 2015, 3,920,000 shares of common stock were issued and outstanding.

In December of 2015, the Company issued its founder a total of 3,920,000 shares of common stock at $0.00001 per share, in exchange for $39 of cash. This stock issuance was conducted under terms of a restricted stock purchase agreement, but contained no vesting provisions. All issued and outstanding shares are fully vested as of December 31, 2016 and 2015.

During 2016, the Company's founder contributed a total of $132,099 of capital to the Company.

NOTE 5: RELATED PARTY TRANSACTIONS

In 2016, the Company utilized space owned by its founder for business purposes, and paid $4,100 per month for such space for six months of 2016, providing total payments of $24,600.

A relative of the Company's founder loaned the Company $115,028 during 2016 under an informal arrangement. The loan is considered payable on demand, but is classified as a long-term liability as it

will be outstanding for at least one year, and bears no interest. The terms may be retroactively revised at a future date.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In June 2014, the FASB issued Accounting Standards Update No. 2014-12, "Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments when the terms of an award provide that a performance target could be achieved after the requisite service period," ("ASU 2014-12"). Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award. The new guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. The updated guidance will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this ASU did not have any impact on the Company's consolidated financial position, liquidity, or results of operations.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No.2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. The Company is in the process of evaluating this guidance.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

SAFE Agreements

In 2017, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $115,000. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $85,000 as of December 31, 2016 (the "Purchase Amount") into the Company's stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre-money valuation. The number of shares of stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) a $3,000,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible, at the holders' elections, into either: A) cash of the Purchase Amount; B) the number of shares of common stock determined by the share pricing derived by dividing a $3,000,000 valuation cap by the Company's then outstanding capitalization (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections.

Convertible Note Issuances

Subsequent to December 31, 2016 through the issuance date of these financial statements, the Company issued $100,500 of convertible notes payable, bearing interest at 2% per annum and maturing on November 30, 2019. These notes entitle the holder to convert the convertible notes into the Company's stock. The terms provide for automatic conversion of the convertible note agreements into the Company's stock if and upon a qualified equity financing event of $5,000,000 or greater. The number of shares of stock the convertible notes convert into is the then outstanding principal and interest divided by the price per share determined by either: a) a $7,000,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing.

Stock Issuances

Subsequent to December 31, 2016 through the issuance date of these financial statements, the Company issued a total of 666,400 shares of common stock to five service providers under restricted stock purchase agreements at a price per share of $0.00003, providing total proceeds of $20. These issuances contain vesting provisions providing for prorata vesting of the shares over a 48 month period, subject to a one-year cliff where ¼ of the shares vest on the 1-year anniversary of issuance.

Lease Agreement

In April 2017, the Company entered into a lease agreement for commercial space it began occupying in January 2017. The initial lease term is from January 1, 2017 through December 31, 2021, with renewal options for two additional five-year terms. The initial lease rate is $500 per month, with 3.5% escalations annually commencing January 1, 2018. If and upon renewals, there is a 6% escalation to the lease rate at each renewal. The Company is also required to pay a portion of property taxes, utilities, and other common costs.

Management's Evaluation

Management has evaluated subsequent events through February 5, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.